Exhibit 2.2

OPTION AGREEMENT

This Option Agreement (this “Agreement”) is made and entered into as of April 29, 2015 (the “Effective Date”), by and among Cleveland BioLabs, Inc., a Delaware corporation (“CBLI”), and Mikhail Mogutov, an individual (“Purchaser”). CBLI and Mogutov are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties have entered into a Master Purchase Agreement, dated as of the date hereof (the “Master Agreement”).

WHEREAS, immediately following the Closing (as defined in the Master Agreement), CBLI will own of 11.74% of the participation interests (the “LLC Interests”) in Incuron, LLC, a limited liability company formed under the laws of the Russian Federation (“Incuron”) and CBLI desires to grant to Purchaser an exclusive irrevocable option to acquire at his option, 100% of the LLC Interests; and

WHEREAS, upon exercise by Purchaser of the option, Purchaser will enter into the applicable Agreement for Sale and Purchase of LLC Interests pursuant to which Purchaser will purchase from CBLI, the LLC Interests on the terms and conditions set forth therein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth below, the Parties agree as follows:

1. DEFINITIONS. The terms in this Agreement with initial letters capitalized that are not defined herein shall have the meaning set forth in the Master Agreement.

2. OPTION.

2.1. Option. Subject to the terms and conditions hereof, CBLI hereby grants to Purchaser the exclusive, irrevocable right, exercisable at Purchaser’s sole discretion at any time during the period starting at the Effective Date and ending on December 31, 2015 to purchase from CBLI on the terms and conditions contained in the Agreement for Sale and Purchase of LLC Interests for the Option attached as Exhibit A (the “Purchase Agreement”), the LLC Interests during such periods and at such amounts indicated in the table below, which shall be paid in cash by wire transfer of immediately available funds.

	Option Period Start Date	Option Period End Date	Option Exercise Price
First Option Period	Effective Date	June 30, 2015	US$1,000,000
Second Option Period	July 1, 2015	July 31, 2015	US$1,050,000
Third Option Period	August 1, 2015	August 31, 2015	US$1,100,000
Fourth Option Period	September 1, 2015	September 30, 2015	US$1,150,000
Fifth Option Period	October 1, 2015	October 31, 2015	US$1,200,000
Sixth Option Period	November 1, 2015	November 30, 2015	US$1,250,000
Seventh Option Period	December 1, 2015	December 31, 2015	US$1,300,000

2.2. Option Exercise. Purchaser may exercise the Option by providing written notice thereof to CBLI (the “Option Exercise Notice”) and depositing the Option Exercise Price in an escrow account pursuant to the Option Escrow Agreement attached hereto as Exhibit B (the date on which the last of such events occurs, the “Option Exercise Notice Date”), at any time during the applicable option period and within ten (10) Business Days following the delivery of the Option Exercise Notice Date, CBLI shall provide Incuron with the list of documents set forth Option Exercise Notice and the Parties shall execute the Purchase Agreement set forth on Exhibit A providing for the payment of the Option Exercise Price and obtain notarial certification of the Purchase Agreement and otherwise take the necessary steps to effectuate the transfer of the LLC Interests in accordance with Russian Law and deliver to the other parties thereto the Stock Purchase Agreement set forth on Exhibit A.

3. MISCELLANEOUS

3.1. Term. This Agreement shall continue in force and effect for a period commencing on the Effective Date until the end of the Seventh Option Period unless (a) Purchaser exercises the Option, in which case, this Agreement shall expire immediately following the closing of the transaction contemplated by the related Purchase Agreement (or termination thereof) (such period, the “Term”). Termination or expiration of this Agreement shall not relieve the Parties of any liability or obligation that accrued hereunder prior to the effective date of such termination or expiration.

3.2. Assignment. No Party may, without the consent of the other Party, assign or transfer any of its rights and obligations hereunder; provided that any assignment by Purchaser, in whole or in part, shall be subject to CBLI’s reasonable consent. Subject to the foregoing, this Agreement shall inure to the benefit of and be binding on the Parties’ successors and assigns. Any assignment or transfer in violation of the foregoing shall be null and void and wholly invalid, the assignee or transferee in any such assignment or transfer shall acquire no rights whatsoever, and the non-assigning, non-transferring Party shall not recognize, nor shall it be required to recognize, such assignment or transfer.

3.3. Notices. All notices, consents and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered by hand or by Federal Express, DHL Express or a similar overnight courier to, (b) five (5) days after being deposited in any United States Post Office enclosed in a postage prepaid and registered or certified envelope addressed to, or (c) when successfully transmitted by fax or e-mail (with a confirming copy of such communication to be sent as provided in clauses (a) or (b) above) to, the Party for whom intended, at the address, fax number or e-mail address for such Party set forth below (or at such other address, fax number or e-mail address for a party as shall be specified by like notice, provided, however, that any notice of change of address, fax number or e-mail address shall be effective only upon receipt):

If to CBLI, to it at:

Cleveland BioLabs, Inc.

73 High Street

Buffalo, New York USA 14203

Attention: Chief Executive Officer Facsimile: +1-716-849-6820

Email: notices@cbiolabs.com

With copy (which shall not constitute notice) to:

Cooley LLP

500 Boylston Street

Boston, Massachusetts 02116

Attention: Marc Recht

Facsimile: +1-617-937-2400

Email: mrecht@cooley.com

If to Mogutov, to him at:

121069 Stoloviy pereulok, 6

Moscow 121069

Facsimile: +7 495 9747401

Email: mogutov@bioprocess.ru

Any such notice shall be deemed given on the date received, except any notice received after 5:30 p.m. (in the time zone of the receiving Party) on a Business Day or received on a non-Business Day shall be deemed to have been received on the next Business Day. A Party may add, delete, or change the person or address to which notices should be sent at any time upon written notice delivered to the other Parties in accordance with this Section 3.3.

3.4. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Agreement or any other Transaction Agreement (other than the Initial Purchase Agreement and Second Purchase Agreement) shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each Party agrees that all legal proceedings concerning the construction, validity, enforcement and interpretation of this Agreement or any other Transaction Agreement (other than the Purchase Agreements and whether brought against a Party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) (“Legal Proceeding”) except as otherwise provided herein must be brought in the U.S. District Court for the Western District of New York (Buffalo Division) or, only to the extent that there is no federal jurisdiction, any state court of New York sitting in Buffalo. Each Party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in Buffalo, New York for the adjudication of any Legal Proceeding and hereby irrevocably waives, and agrees not to assert in any such Legal Proceeding any claim that it is not personally subject to the jurisdiction of any such court or that any such court is an inconvenient venue. Each Party hereby irrevocably waives personal service of process and consents to process being served in any Legal Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such Party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If either Party shall commence a Legal Proceeding, then the prevailing Party in such Legal Proceeding shall be reimbursed by the other Party for any and all related costs, charges and expenses, including reasonable attorneys’ fees. A Party that successfully moves to dismiss a Legal Proceeding is, without limitation, a prevailing Party. This Section 3.4 shall survive the expiration or earlier termination of this Agreement.

3.5. Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning or construction of any of the terms hereof. Unless otherwise specified, any reference in this Agreement to a particular section, clause or other subdivision, or a particular schedule or exhibit, shall be considered a reference to that section, clause or other subdivision of, or to that schedule or exhibit to, this Agreement.

3.6. Entire Agreement. This Agreement, the Option Escrow Agreement, the Purchase Agreement, the Master Agreement and the other Transaction Agreements, embody the entire agreement among the Parties in relation to its subject matter, and supersedes in their entirety all prior contracts, agreements, arrangements, communications, discussions, representations and warranties, whether oral or written among the Parties, relating to such subject matter.

3.7. Severability. Each section, subsection and lesser section of this Agreement constitutes a separate and distinct undertaking, covenant and/or provision hereof. In the event that any provision of this Agreement shall finally be determined to be unlawful, all such provisions shall be deemed severed from this Agreement, but every other provision of this Agreement shall remain in full force and effect, and in substitution for any such provision held unlawful, there shall be substituted a provision of similar import reflecting the original intent of the Parties hereto to the extent permissible under law.

3.8. Waivers and Amendments. This Agreement may be amended or modified in whole or in part only by a writing that makes reference to this Agreement executed by the Parties. The obligations of any Party hereunder may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Party claimed to have given the waiver; provided, however, that any waiver by any Party of any violation of, breach of, or default under any provision of this Agreement or any other agreement provided for herein shall not be construed as, or constitute, a continuing waiver of such provision, or a waiver of any other violation of, breach of or default under any other provision of this Agreement or any other agreement provided for herein.

3.9. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument, and fax or electronic copy of a signature shall be deemed to be an original for all purposes; provided that an original of such fax or electronic signature shall be delivered within five (5) days thereof.

3.10. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and nothing herein expressed or implied shall give or be construed to give to any person or entity, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

3.11. Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

3.12. Interpretation. Each Party has been represented by independent counsel of its choosing with respect to the preparation and execution of this Agreement, the Transaction Agreements and any other agreements and documents contemplated hereby or thereby, and the advice regarding such Party’s rights and obligations hereunder and thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted.

3.13. Further Assurances. Each Party shall execute, acknowledge and deliver such further instruments, and do all such other acts, as may be necessary or appropriate in order to carry out the expressly stated purposes and the clear intent of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Option Agreement to be executed by their respective duly authorized officers as of the Effective Date.

CLEVELAND BIOLABS, INC.

By:	/s/ Leah Brownlee
Name:	Leah Brownlee, J.D.
Title:	EVP, Compliance and Operations

MIKHAIL MOGUTOV

By:	/s/ Mikhail Mogutov
Name:	Mikhail Mogutov, Ph.D.